

April 25, 2014

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway, Suite 205
Henderson, Nevada 89052

> **Re:** **Blue Earth, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 14, 2014**
> **File No. 333-189937**

Dear Dr. Thomas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 3

1.   We note your response to prior comment 2. Please expand the disclosure in your summary to highlight your accumulated deficit and the amount of your net losses in each of the last three fiscal years. Also, we have the following three comments on your response to prior comment 2.

2.   Regarding your disclosure in the last paragraph on page 3 about the cloud based technology, please highlight in your summary that your purpose for the acquisition of Intelligent Power Acquisition, Inc. was to acquire the patent rights to energy saving technology. Also, disclose the percentage of your total assets that are represented by your intangible assets at December 31, 2013 as a result of the acquisition. In addition, disclose the amount of your revenues that you recognized for the year ended December 31, 2013 from the acquisition of Intelligent Power. In this regard, we note your new disclosure on pages F-13 and F-26.

3.   Regarding your disclosure in the first paragraph on page 4 about the intelligent digital battery backup management system, disclose the percentage of your total assets that are represented by this system as a result of your acquisition of Millennium Power Solutions, LLC. Also, disclose the amount of your revenues that you recognized for the year ended December 31, 2013 from the acquisition of Millennium Power Solutions. In this regard, we note your new disclosure on pages F-13 and F-29.

4.   Regarding your disclosure on page 4 about the cogeneration systems and the seven projects, please highlight in your summary that your purpose for the acquisition of IPS Power Engineering, Inc. and Global Renewable Energy Group, Inc. was to acquire the plans and development to the seven projects. Also, disclose the percentage of your total assets that are represented by your Construction in progress assets as a result of the acquisition. In addition, disclose the amount of your revenues that you recognized for the year ended December 31, 2013 from the acquisition. In this regard, we note your new disclosure on page F-27.

5.   We note your response to prior comment 3. However, it does not appear that you revised the disclosure to state when you first announced the $300 million pipeline and when you first announced Xnergy's pipeline opportunity. In this regard, we note that you continue to refer to the Xnergy "pipeline opportunity of approximately $585 million" on page F-25 of this filing. Therefore, please disclose when you first announced the million dollar pipelines and the amount of revenues as of the most recent practicable date from these pipelines.

6.   Please revise the fifth sentence on page 5 to disclose who expects the acquisitions to give you a competitive edge with your commercial customers. If it is you who expects the acquisitions to give you a competitive edge, please state so clearly.

7.   We note your response to prior comment 5. Please continue to update your disclosure throughout. In this regard, we note that you now refer in the last paragraph on page 4 to a promissory note for $4.5 million; however, you referred on page 31 of your amendment to your Form S-1 filed on March 18, 2014 to a $4.5 million loan that was due by March 31, 2014 unless extended by the parties. Also, we note your disclosure in the seventh paragraph of this filing to a promissory note for $600,000 due March 31, 2014, as extended. When are the notes now due? Have the payments been made on the notes? Please note that the above examples are only examples of disclosure that you should update.

Risk Factors, page 8

8.   We note your response to prior comment 8. Please expand the disclosure in this section to include a risk factor to clearly highlight the risk that you will incur a substantial amount of debt to finance your power plants. In this regard, we note your disclosure in the fourth and fifth paragraphs on page 27.

Our business depends in part on federal, state and local government support, page 11

9.   Please revise the disclosure in the third paragraph of this risk factor to clarify the reference to "LFG."   Also, clarify the reference to "COD" on page 39.

Liquidity and Capital Resources as of December 31, 2013, page 26

10.   We note your response to prior comment 12. Please expand the disclosure in the fourth paragraph on page 27 to identify the customer. In this regard, we note that in your exhibit 99.1 of your Form 8-K filed on April 15, 2013 that you referred to building seven projects for a "substantial New York Stock Exchange customer" that are forecasted to contribute up to over approximately $800 million in revenue over a ten year period.

Recent Sales of Unregistered Securities, page II-2

11.   Please ensure that you have updated the disclosure in this section. In this regard, it does not appear that you have disclosed in the sixth and seventh paragraphs in this section the disclosure required by Item 701 of Regulation S-K regarding the sales of unregistered securities since December 31, 2013. We note that the disclosure of the number of shares in the two paragraphs does not account for such sales given the disclosure elsewhere in your filing that you had 60,205,843 shares and 63,447,292 shares outstanding at December 31, 2013 and March 31, 2014, respectively.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company for its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 if you have any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Elliot Lutzker